EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
In millions	April 1, 2018	April 2, 2017
Earnings
Income before income taxes	$523	$548
Add
Fixed charges	43	36
Distributed income of equity investees	3	12
Less
Equity in earnings of investees	98	95
Capitalized interest	—	1
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	1	—
Earnings before fixed charges	$470	$500

Fixed charges
Interest expense(1)	$24	$18
Capitalized interest	—	1
Amortization of debt discount and deferred costs	1	—
Interest portion of rental expense(2)	18	17
Total fixed charges	$43	$36

Ratio of earnings to fixed charges(3)	10.9	13.9
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.